Exhibit 12.03

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges

	Six Months
	ended June 30,

	2010	2009

Total Interest Charges	$45,359	$44,782
Interest applicable to rentals	7,519	7,056

Total fixed charges, as defined	$52,878	$51,838

Earnings as defined:

Net Income	$70,654	$32,493
Add:
Provision for income taxes	52,703	39,347
Fixed charges as above	52,878	51,838

Total earnings, as defined	$176,235	$123,678

Ratio of earnings to fixed charges, as defined	3.33	2.39